Exhibit 12-A

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	For the Years Ended December 31

	2000	1999	1998	1997	1996

Earnings

Income before income taxes	$2,495.0	$2,103.8	$1,812.2	$1,806.0	$2,240.2

Less equity in net income from affiliated companies	22.0	24.9	2.3	1.0	55.3

Fixed charges	9,001.6	7,219.3	6,936.8	6,294.4	6,257.9

Earnings before fixed charges	$11,474.6	$9,298.2	$8,746.7	$8,099.4	$8,442.8

Fixed Charges

Interest expense	$8,970.1	$7,193.4	$6,910.4	$6,268.2	$6,235.7

Rents	31.5	25.9	26.4	26.2	22.2

Total fixed charges	$9,001.6	$7,219.3	$6,936.8	$6,294.4	$6,257.9

Ratio of earnings to fixed charges	1.3	1.3	1.3	1.3	1.3

      Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interests in net income of subsidiaries. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor.)